April 25, 2008

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

(202) 772-9202 (Fax)

Attention:	Joseph Foti Claire Erlanger Jean Yu

Re:	Monsanto Company

Form 10-K for the year ended August 31, 2007

Filed October 26, 2007

Form 10-Q for the quarter ended February 29, 2008

Filed April 4, 2008

File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter dated April 11, 2008, setting forth comments to our responses to your second letter dated March 18, 2008 regarding the Report on Form 10-K for the year ended August 31, 2007 and our Form 10-Q for the quarter ended February 29, 2008 by Monsanto Company (“Monsanto” or the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. The Company plans to incorporate changes to its filings prompted by the Staff’s comments in future filings, as outlined in the responses below.

COMMENTS

Form 10-K for the year ended August 31, 2007

Notes to the Financial Statements

Note 21. Commitments and Contingencies, page 95

1.

We note from your response to our prior comment 2 that certain lease agreements provide for base rent to be adjusted on your utilization of the leased space. Please tell us how you account for these lease agreements in accordance with FTB 88-1 which indicates that if rents escalate in contemplation of your physical use of leased

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

property, but you take possession of or control the physical use of the property at the beginning of the lease term, all rental payments, including the escalated rents, should be recognized as rental expense or rental revenue on a straight-line basis. Please advise. Also, please revise future filings to disclose any escalation provisions. See paragraph 16 of SFAS No. 13.

Response. Certain of Monsanto’s lease agreements provide for base rent to be adjusted based on Monsanto’s utilization of the leased space. Monsanto’s percentage of leased space for the first period of each lease is defined in the terms of each applicable lease agreement. At the inception of each applicable lease, Monsanto did not take possession of or control the physical use of the properties in excess of the amount of property defined in each applicable lease agreement. Further, Monsanto has not 1) had the right to control, 2) controlled or 3) physically used the entire leased property in any of the applicable leases containing such provisions. Throughout the term of each applicable lease, Monsanto’s usage of the leased property has changed, and Monsanto has recognized the amount of rental expense attributed to the additional leased property in the applicable time periods during which Monsanto controlled or had the right to control its use. The rental expense recognized for the additional leased property is proportionate to the relative fair value of the additional property as required by the terms of each applicable lease agreement. Therefore, Monsanto has complied with FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, which requires rental expense to be recognized based on the relative fair value of the additional leased property and the period during which the lessee has the right to control the use of the additional property when the agreement provides that the lessee gains control over additional leased property.

In future filings, Monsanto plans to disclose the following in our commitments and contingencies footnote in our 2008 Form 10-K:

“Certain lease agreements contain escalation provisions that require base rent to be increased by an annual inflation adjustment factor. Additionally, certain lease agreements require base rent to be adjusted based on the Company’s utilization of leased space. At the inception of these leases, Monsanto does not have the right to control more than the percentage defined in the lease agreement of the leased property. Therefore, in accordance with FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases as the Company’s utilization of the leased space increases, the Company recognizes rent expense for the additional leased property during the period during which the Company has the right to control the use of additional property.”

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

Form 10-Q for the quarter ended February 29, 2008

Notes to the Financial Statements

Note 16. Commitments and Contingencies

2.

We note that upon Solutia’s emergence from bankruptcy, you received approximately 2.5 million shares of common stock of Solutia and valued the shares at $38 million. Please explain to us, and disclose in future filings, how you calculated or determined the value of the shares received. If the transaction was recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Response. Upon Solutia’s emergence from bankruptcy on February 28, 2008, we received 2,489,977 shares of common stock of Solutia. We valued these shares at $15.39 per share or $38.3 million. This stock was valued at a simple average of the closing price for the first three days of trading post-emergence (February, 29, 2008, March 3, 2008 and March 4, 2008) on the New York Stock Exchange. In determining the period of time that would best measure the fair value, we considered the guidance contained in paragraph B98 of FASB Statement No. 141, Business Combinations, which refers to EITF Issue 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (EITF 99-12) in providing guidance in determining the date that should be used in valuing an equity security issued in a business combination.

EITF 99-12 states the following:

“The value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.  In other words, the date of measurement of the value of the acquirer's marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals.  Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.  Task Force members also observed that in transactions involving a hostile tender offer, the measurement date for the value of the acquirer's marketable equity securities occurs when the proposed transaction is announced and sufficient shares have been tendered to make the offer binding or when the proposed acquisition becomes non-hostile, as evidenced by the target company's agreement to the purchase price.”

In looking at the period of time that should be used, we noted that in the case of an acquisition, the period of time is intended to be very short. The SEC staff, in

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

correspondence to the FASB staff dated August 16, 2001, provided the following guidance regarding the appropriate period for determining the fair value of marketable equity securities:

“...In the intervening period, the staff will continue to presume that "reasonable period before and after" should be interpreted to require that registrants use a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issued to effect the business combination.”

Although we believe that the guidance in EITF 99-12 was helpful by analogy in determining the length of time used to determine the fair market value of the Solutia common stock at emergence date, we recognize that there are differences between an acquisition and the receipt of shares in conjunction with the emergence from bankruptcy. In our case, there was not a regular trading market for Solutia’s stock prior to the bankruptcy emergence date. As such, it would be difficult to incorporate the stock price “a few days before” the transaction, as suggested in EITF 99-12. For this transaction, we also do not believe that using a specific stock price at either the beginning of the initial trading day or the end of the initial trading day or the first day alone would be representative of the fair value of Solutia as either one of these single point references could reflect an anomaly. As such, we believe that using the closing price of Solutia’s stock over the first “few” (i.e., three) trading days upon emergence from bankruptcy was representative of fair value.

In future filings, we will include the following disclosure in Note 7 Investments:

“During second quarter 2008, Monsanto received $38 million of Solutia common stock as part of the settlement of its claims against Solutia. This investment was recorded at its fair value, which was determined based upon the average of the closing prices for the stock during the first three days of trading on the New York Stock Exchange upon Solutia’s emergence from bankruptcy.”

* * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

Please contact me ((314) 694-6854) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Richard B. Clark

Richard B. Clark

Vice President and Controller

Monsanto Company

cc:	Terrell K. Crews, Monsanto Company

Nancy E. Hamilton, Esq., Monsanto Company

Jennifer L. Woods, Esq., Monsanto Company